20100012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

March 5, 2010

Martin P. Dunn
O'Melveny & Myers LLP
1625 Eye Street, NW
Washington, DC 20006-4001

Re: JPMorgan Chase & Co.
Incoming letter dated January 8, 2010

Dear Mr. Dunn:

This is in response to your letter dated January 8, 2010 concerning the shareholder proposal submitted to JPMorgan Chase by Richard A. Dee. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Richard A. Dee

*** FISMA & OMB Memorandum M-07-16 ***

March 5, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: JPMorgan Chase & Co.
Incoming letter dated January 8, 2010

The proposal requests that the board of directors consider adopting a policy calling for the replacement of its independent auditors periodically and that the term of engagement not exceed five years.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7), as relating to JPMorgan Chase's ordinary business operations. In this regard, we note that the proposal relates to limiting the term of engagement of JPMorgan Chase's independent auditors. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which JPMorgan Chase relies.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

O

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1934 Act/Rule 14a-8

January 8, 2010

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Mr. Richard A. Dee
Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the ***"Company"***), which requests confirmation that the staff (the ***"Staff"***) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the ***"Commission"***) will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the ***"Exchange Act"***), the Company omits the enclosed shareholder proposal (the ***"Proposal"***) and supporting statement (the ***"Supporting Statement"***) submitted by Mr. Richard A. Dee (the ***"Proponent"***) from the Company's proxy materials for its 2010 Annual Meeting of Shareholders (the "***2010 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- enclosed herewith six copies of this letter and its attachments;
- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

A copy of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

I. SUMMARY OF THE PROPOSAL

On December 1, 2009, the Company received a letter from the Proponent containing a Proposal for inclusion in the Company's 2010 Proxy Materials. The Proposal requests that the Company's Board of Directors "consider adopting a corporate policy calling for the replacement of [the Company's] independent auditors periodically, and that the term of the engagement not exceed five years."

II. EXCLUSION OF THE PROPOSAL

A. Bases for Exclusion of the Proposal

As discussed more fully below, the Company believes that it may properly omit the Proposal from its 2010 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(7), as the Proposal deals with a matter relating to the Company's ordinary business operations; and

- Rule 14a-8(i)(2), as the Proposal would, if implemented, cause the Company to violate a state, federal or foreign law to which it is subject.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(7) Because it Deals with a Matter relating to the Company's Ordinary Business Operations

1. Commission statements describing the Rule 14a-8(i)(7) exclusion

A company is permitted to exclude a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the ***"1998 Release"***), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

2. *The selection and engagement of an independent auditor is an ordinary business matter*

The selection and engagement of an independent auditor is a matter relating to the ordinary business of a company. The authority to engage independent auditors is vested in the Audit Committee of the Company's Board of Directors consistent with the requirements of the Sarbanes Oxley Act, the Exchange Act and New York Stock Exchange Listing Standards (the ***"NYSE Listing Standards"***). Section 10A(m)(2) of the Exchange Act provides that "[t]he audit committee of each issuer ... shall be directly responsible for the appointment, compensation, and oversight of the work of any registered public accounting firm employed by that issuer ... for the purpose of preparing or issuing an audit report or related work." Exchange Act Rule 10A-3(b)(2) contains substantially identical provisions, which are referenced in section 303A.06 of the NYSE Listing Standards. These responsibilities also are reflected in the Company's Audit Committee charter.

The decision of whether to replace an incumbent independent auditor is a complex one and would involve the consideration of numerous factors, including, among others: the continued reputation and integrity of the auditing firm; the industry expertise of the audit firm; the performance of the audit firm; the costs versus the benefits of changing audit firms; and the availability of a suitable alternative firm in light of competitive concerns. The Audit Committee is in the best position to assess these factors given its expertise and regular interaction with the independent auditor. The Audit Committee is able to observe the independent auditor's performance and receive input from management on the auditor's performance. The Audit Committee also receives reports from the independent auditor on its quality control procedures, any material issues arising from recent peer reviews or inquiries by government or professional authorities, and all relationships between the audit firm and the Company. Evaluation of these factors requires the Audit Committee to use its expertise and business judgment in determining whether to retain the independent auditor.

The Audit Committee also must consider the availability of a suitable alternative firm in light of then-existing circumstances. The Company's operations are expansive and involve multiple business segments. Accordingly, the Company's independent auditor must be a leading national firm with broad expertise and significant resources, of which there are very few. These firms typically offer valuable professional services beyond auditing and related services, which the Company has utilized and likely will utilize in the future. These services may cause a firm to not be independent for purposes of serving as the Company's independent auditor. Although the Audit Committee and management could plan for an auditor rotation by not engaging a particular firm for services that would raise an independence issue, requiring them to so plan within a mandated timeframe would interfere with their ongoing management of the ordinary business of the Company.

The Proposal would prevent the Audit Committee from fulfilling its duties with respect to auditor engagement as it would require auditor rotation no later than every five years regardless of whether the Audit Committee believed a change to be in the best interests of the Company and its shareholders. The Proposal thereby intrudes into the Audit Committee's management of this aspect of the Company's ordinary business operations. Further, given the many considerations involved in changing independent auditors as detailed above, auditor retention is a complex matter in which "shareholders, as a group, would not be in a position to make an informed judgment."

3. *Staff positions regarding the application of Rule 14a-8(i)(7) to shareholder proposals involving selection of independent auditors*

The Staff has long and consistently viewed proposals addressing the method and selection of independent auditors as matters relating to a company's ordinary business. *See e.g.*, *Masco Corporation* (November 14, 2008) (concurring in company's decision to omit a proposal requesting board of directors to adopt resolution limiting term of engagement of its independent auditors to a maximum of five years); *El Paso Corporation* (February 23, 2005) (concurring in company's decision to omit a proposal urging audit committee to adopt a policy that the company hire a new independent auditor at least every ten years); *Kimberly-Clark Corporation* (December 21, 2004) (concurring in company's decision to omit a proposal requesting board to amend company's governing instruments to provide that company will rotate its independent auditor every five years); *Kohl's Corporation* (January 27, 2004) (concurring in company's decision to omit a proposal requesting board to adopt a policy that company select a new independent auditor at least every ten years and submit the selection for shareholder ratification); *The Allstate Corporation* (February 9, 2003) (concurring in company's decision to omit a proposal requesting that board amend the company's governing instruments to provide that it will hire a new independent auditor every four years); *Bank of America Corporation* (January 2, 2003) (concurring in company's decision to omit a proposal requesting that board amend the company's governing instruments to provide that it will hire a new independent auditor every four years); *WGL Holdings, Inc.* (December 6, 2002) (concurring in company's decision to omit a proposal requesting that board establish a policy of changing independent auditors at least every five years); *Transamerica Corporation* (March 8, 1996) (concurring in company's decision to omit a proposal requesting that independent auditors be changed every four years); and *Mobil Corporation* (January 3, 1986) (concurring in company's decision to omit a proposal requiring the rotation of independent auditors at least every five years).

The Proposal is similar or substantially identical to the proposals contained in the precedents listed above where the Staff expressed the view that the proposals related to an ordinary business matter and, as such, could be omitted from each company's proxy materials in reliance on Rule 14a-8(i)(7).

4. *Conclusion*

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(7).

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(2) Because, if Implemented, it Would Cause the Company to Violate a State, Federal or Foreign Law to which it is Subject

Rule 14a-8(i)(2) permits a company to omit a shareholder proposal that would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject. The Company may omit the Proposal in reliance on Rule 14a-8(i)(2) as the Proposal, if implemented, would result in the violation of the Sarbanes Oxley Act, the Exchange Act and related Exchange Act rules, as well as NYSE Listing Standards.

The Proposal requests that the Company's Board of Directors consider adopting a corporate policy requiring the replacement of the Company's independent auditor periodically, and limiting the term of an independent auditor's engagement to no more than five years. The Sarbanes Oxley Act, the Exchange Act and related rules thereunder, and the NYSE Listing Standards all require the Audit Committee, not the full Board of Directors, to be responsible for the engagement of the independent auditor. Further, Section 10A(m)(3)(A) of the Exchange Act, Rule 10A-3(b) thereunder and Section 303A.07(b) of the NYSE Listed Company Manual require members of the Company's Audit Committee to be independent. There is no such requirement generally applicable to each member of the Company's Board of Directors. As a result, empowering the Board of Directors as a whole to require the dismissal of an incumbent independent auditor would involve non-independent directors in the decision to dismiss the independent auditor. The Proposal, by requesting the full Board of Directors to adopt a policy requiring auditor rotation, would therefore result in a violation of the Sarbanes Oxley Act, the Exchange Act and related rules if implemented. These violations of law also would place the Company in breach of Section 303A.06 of the NYSE Listing Standards, which requires the Company to comply with Rule 10A-3 under the Exchange Act. As such, the Proposal (if implemented) would cause the Company to violate federal law.

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8(i)(2).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2010 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2010 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 383-5418.

Sincerely,

Martin P. Dunn
of O'Melveny & Myers LLP

Attachments

cc: Mr. Richard A. Dee

Anthony Horan, Esq.
Corporate Secretary
JPMorgan Chase & Co.

EXHIBIT A

RECEIVED BY THE

RICHARD A. DEE

By Fax To (212) 270-4240

December 1, 2009

Anthony J. Horan, Esq.
Corporate Secretary
J.P. Morgan Chase & Co.
270 Park Avenue
New York, NY 10017

Re: **Stockholder Proposal for 2010 Proxy Statement**

Dear Mr. Horan:

Enclosed please find a copy of my Stockholder Proposal to be included in the Proxy Statement for the 2010 Annual Meeting of Stockholders of JPMorganChase.

The Proposal is being submitted as it is to appear in the Proxy Statement: i.e., the order, the paragraphing and the type characteristics (use of bold and italics).

I own a total of 200 shares of JPMorganChase common stock. The shares have been owned for many years, and I shall continue to own qualifying shares through the dates of the Annual Meeting.

I have requested that my broker, Ameritrade, furnish me with the requisite statement as to the extent of my holdings and the fact that I have held the shares for at least a year prior to today, the date that I am submitting this proposal. I will forward a copy to you as soon as Ameritrade complies with my request (as required by the SEC).

Please acknowledge receipt of the Proposal at your earliest convenience.

Sincerely,

Richard A. Dee

Enclosure (2 page proposal)

RICHARD A. DEE
Stockholder Proposal – 2010 Proxy Statement
J. P. Morgan Chase & Co.
Submitted December 1, 2009

"Stockholders hereby request that the JPMorganChase Board of Directors consider adopting a corporate policy calling for the replacement of its independent auditors periodically, and that the term of engagement not exceed five years.

"Term limits for auditors was discussed several years ago at a Chase annual meeting. Management and stockholders who spoke on the subject agreed that assuring the independence of those charged with determining and certifying as to the accuracy and integrity of financial statements and reports was vital – to the company, to stockholders, to government agencies, and to the financial community.

"Improper and faulty accounting and auditing practices and oversights contributed mightily to the recent meltdown. The public accounting sector failed to foresee problems and assert itself. And a major factor contributing to the failures is that managements and auditors have become far too familiar with one another by too long associations. Changes of auditors are rare, and usually result from mergers and other business combinations.

"It is well to remember that independent auditing firms have an obligation to serve not only their clients, but the public interest.

"At the meeting, it was recognized that a difficulty in limiting terms of auditors was the lack of firms large enough to handle clients the size of Chase and many other substantial companies. The number of such audit firms was, and continues to be, four.

"It was suggested that because Chase must rely heavily upon the accuracy and integrity of the financial reports of its clients in the conduct of its own businesses, it should be vitally interested in promoting means by which the pool of such accounting firms could be expanded – including aiding in the formation of new firms and possibly lobbying for the break-up of the current behemoths. Chase is no stranger to involvement in public policy.

"There is no doubt in my mind that failures by the accounting industry have played major roles in the monumental problems that have beset not only the financial industry but Corporate America in general. Variations of the same problems have occurred again and again.

RICHARD A. DEE
Stockholder Proposal – 2010 Proxy Statement
J. P. Morgan Chase & Co.
Submitted December 1, 2009

"The Sarbanes-Oxley Act of 2002 was created as a response to many of the shortcomings in financial reporting and auditing revealed by Enron and others. Born of disaster, the Act was supposed to discourage, if not prevent, costly recurrences. Which it did not. Why? One weakness – the certification of financial statements now required by officers contains an *escape from responsibility and prosecution clause* enabling them to claim that what they certify is accurate "to the best of their knowledge".

"Fortunately, Sarbanes-Oxley did take one important step toward treating "*how long is too long*" by requiring the tenures of *audit partners* to be limited to five years. It never got around to the real problem – the length of relationships that sometimes have lasted over 50 years, and involve huge, unchanging audit staffs.

"Hopefully, Chase will take the lead and limit the term of its auditors.

"Please vote FOR this proposal.

TD AMERITRADE

[redacted]

102nd Street, Omaha, NE 68127 tdameritrade.com

[redacted]

TO:
A. HORAN
FROM:
R. DEE

HOPE THIS IS OK.

November 30, 2009

Richard Dee
FISMA & OMB Memorandum M-07-16

Re: Your account at TD AMERITRADE ending ***FISMA & OMB Memorandum M-07-16***

Dear Mr. Dee:

Pursuant to your request regarding the securities listed below, attached are the October 2007, October 2008, and October 2009 monthly statements for your TD AMERITRADE account ***FISMA & OMB Memorandum M-07-16*** As of today, November 30, 2009, our records indicate you still own, and have owned, the shares listed below in your type 2 margin account since October 2007 or prior. We have no record of any purchases or sales in the securities listed from October 2007 to present in your type 2 margin account.

Shares	**Symbol**
200	VZ
200	JPM

If you have any questions please contact an Apex Representative at 888-871-9007. Thank you for allowing me to be of service in this matter.

Sincerely,

Matthew M. Huber
Senior Analyst, Compliance Operations
Corporate Compliance
TD AMERITRADE, Inc., Member FINRA/SIPC

JPMorgan Chase & Co.

Anthony J. Horan
Corporate Secretary
Office of the Secretary

December 2, 2009

Mr. Richard Dee

FISMA & OMB Memorandum M-07-16

Dear Mr. Dee:

This will acknowledge receipt of a letter dated December 1, 2009, whereby you advised JPMorgan Chase & Co. of your intention to submit a proposal to be voted upon at our 2010 Annual Meeting. The proposal requests term limits for independent auditors.

We also acknowledge receipt of the letter dated November 30, 2009, from Ameritrade verifying that you are the beneficial owner of shares of JPMorgan Chase common stock with a market value of at least $2,000.00 in accordance with Rule 14a-8(b)(2) of the Securities and Exchange Commission.

Sincerely,

270 Park Avenue, New York, New York 10017-2070
Telephone 212 270 7122 Facsimile 212 270 4240 anthony.horan@chase.com

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